

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

<u>Via E-Mail</u>
Dr. Bernard L. Kasten, Jr. M.D.
Chief Executive Officer
GeneLink, Inc.
317 Wekiva Springs Road, #200
Longwood, FL 32779

>   **Re: GeneLink, Inc.**
>   **Form 8-K**
>   **Filed March 20, 2012**
>   **File No. 000-30518**

Dear Dr. Kasten:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your response to our prior comment 1. The research report from CFR that was included as an attachment to the Form 8-K indicates that CFR's analysis went beyond providing general advice and contains judgments and conclusive statements about the identification and application of the accounting literature to the particular facts and circumstances. As you note in the Form 8-K, CFR "… researched the applicable accounting standards and provided a written report, which summarized their findings and their conclusions on the accounting treatment." To the extent that management did not perform and document its own analysis and conclusions, the service provided by CFR precludes a conclusion that CFR is independent under Rule 2-01. GeneLink must engage an auditor that meets the independence requirements of Rule 2-01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551 – 3727 or Tia Jenkins at (202) 551 – 3871 if you have questions regarding this comment.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining